15048591

3/12 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48271

66242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Biondo Asset Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Route 6 & 209, PO Box 909
(No. and Street)

Milford	PA	18337
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph P. Biondo — 570 296 5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA, PC
(Name – *if individual, state last, first, middle name*)

4 Executive Boulevard, Suite 304	Suffern	NY	10901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph P. Biondo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Biondo Asset Management, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF INVESTMENT OFFICER

Title

Nancy L Conklin

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
NANCY L CONKLIN
Notary Public
MILFORD TWP., PIKE COUNTY
My Commission Expires Oct 26, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIONDO ASSET MANAGEMENT, LLC
(A Wholly Owned Subsidiary of The Biondo Group, LLC)

DECEMBER 31, 2014

TABLE OF CONTENTS

SRV

Scialo Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Biondo Asset Management LLC

We have audited the accompanying statement of financial condition of Biondo Asset Management LLC (a Delaware Limited Liability Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Biondo Asset Management LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Biondo Asset Management LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

SRV CPA, P.C.

Suffern, New York
February 20, 2015

BIONDO ASSET MANAGEMENT, LLC
(A Wholly Owned Subsidiary of The Biondo Group, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	241,120
Deposit with clearing broker		100,000
Receivable from clearing broker		9,835
Accounts receivable		16,036
Prepaid expenses and other assets		33,388
Total assets	$	400,379
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued expenses	$	23,416
Due to parent company		176,720
Total liabilities		200,136
Member's equity		200,243
Total liabilities and member's equity	$	400,379

See Notes to the Financial Statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Biondo Asset Management, LLC (the "Company") is a limited liability company and a wholly owned subsidiary of The Biondo Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company began operations as a broker-dealer on April 1, 2004.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
The Company considers cash on hand, demand deposits with banks, and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Securities transactions and revenue recognition
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for the securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Management fees, which are earned from a related party, are recognized based on a percentage of investment advisory fees earned by the related party.

Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management in registered investment companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes

The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to PA Capital Franchise Taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2011, 2012 and 2013 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2014 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

3. RELATED PARTIES TRANSACTIONS

The Company provides brokerage services for Biondo Investment Advisors, LLC (the Affiliate) clients for which the Company incurs various costs and receives certain revenues. In addition, in accordance with FINRA rules, the Company has entered into an Expense Sharing Agreement with the Parent and Affiliate for which certain expenses are allocated between the companies. Such expenses include substantially all compensation (including officers), benefits, rent, and equipment rentals and general and administrative expenses reflected on the accompanying Statement of Operations. The amount due to the Parent at December 31, 2014 was $176,720, which includes these charges.

3. RELATED PARTIES TRANSACTIONS *(continued)*

Pursuant to this agreement and for performance of brokerage clearing services, the Company earns a management fee from the Affiliate which is based on 20% of investment advisory fees earned by the Affiliate. The Affiliate earns investment advisory fees in the period in which services are performed based on a percentage of assets under management. Substantially all commissions were earned from transactions related to clients of the Affiliate.

Pursuant to an agreement with The Biondo Family of Funds (the "Fund"), an investment company managed by the affiliate, and Rule 12b-1 of the Investment Company Act of 1940, the Company will receive annual fees of up to .25% of the daily average net assets of the Fund, payable monthly, for expenses incurred in the promotion and distribution of the shares of the fund and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days written notice. The Company earned Rule 12b-1 fees of $203,951 in 2014.

4. EMPLOYEE BENEFIT PLAN

The Company has adopted a 401(k) profit sharing plan for the benefit of its eligible employees, as defined in the underlying plan documents. The Company makes contributions to the profit sharing plan based upon a percentage of employee contributions at the discretion of its members. The Company made a safe-harbor contribution of $4,096 and a profit sharing contribution of $7,697 to the plan in 2014.

5. CLEARING DEPOSIT

In accordance with the Company's clearing contract, the Company is required to keep a deposit of $100,000 in a clearing deposit account with the clearing broker.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts totaled $6,483,447 at December 31, 2014.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK *(continued)*

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

7. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash (including money market accounts) and the deposit with and the receivable from the clearing organization. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

8. INDEMNIFICATIONS

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. INDEMNIFICATIONS *(continued)*

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $138,773, which exceeded the required minimum net capital of $13,342 by $125,431. Aggregate indebtedness at December 31, 2014 totaled $200,136. The Company's percentage of aggregate indebtedness to net capital was 144%.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 through February 20, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.